Hudson Executive Investment Corp. II

570 Lexington Avenue, 35th Floor

New York, NY 10022

January 21, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

RE : Hudson Executive Investment Corp. II Registration Statement on Form S-1 (File No. 333-251848)

Dear Ms. Gorman:

Reference is made to the Registration Statement on Form S-1 (No. 333-251848) of Hudson Executive Investment Corp. II, a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 as amended by Amendment No. 1 filed on January 15, 2021 and as further amended by Amendment No. 2 filed on January 19, 2021 (the “Registration Statement”).

In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on January 25, 2021, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank LLP, by calling Rod Miller at (212) 530-5022.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Hudson Executive Investment Corp. II

By:	/s/ Jonathan Dobres
Name: Jonathan Dobres
Title: Chief Financial Officer